Exhibit 99.1

To the shareholders of SOPHiA GENETICS SA (Nasdaq SOPH) (the Company)

Invitation to the Annual General Meeting

Date and Time: Monday, June 24, 2024, at 8:00 a.m. (08:00) EDT / 2:00 p.m. (14:00) CEST

Location: Offices of SOPHiA GENETICS SA, La Pièce 12, 1180 Rolle/VD, Switzerland

(AGM 2024)

Dear Fellow Shareholders,

2023 was a tremendous year for SOPHiA GENETICS. We continued building the future of data-driven medicine, and in doing so, creating long-term value for our customers and our shareholders.

In many ways, 2023 was the year of AI. It was the first time that the general public gained access to powerful AI models and learned what they can do. As the Co-founder and leader of an AI-driven precision medicine company, this movement has been a fulfilling experience for me.

Since SOPHiA GENETICS’ inception in 2011, we have invested over US$400 million to build some of the most advanced AI capabilities in the healthcare sector. We recruited a team of more than 200 of the top data scientists and engineers in the world who contribute daily to building and developing our Platform, SOPHiA DDM™. Today, SOPHiA DDM™ is widely recognized by healthcare professionals and researchers across the globe for its world-class analytical performance and by some of our partners as the leading AI Platform in all of the healthcare space.

However, at SOPHiA GENETICS, we do not look at innovation as the development of new technologies. At SOPHiA GENETICS, we look at innovation as the adoption of those technologies in the market. And in that spirit, I would like to highlight the progress we made driving adoption of SOPHiA DDM™ throughout 2023.

Let me start by acknowledging the strongest evidence of our success. We grew revenue 31% year-over-year to US$62.4 million by continuing to drive widespread adoption of our Platform. At the same time, we improved gross margins and reduced operating costs to achieve a 36% decline in cash burn. In 2023, SOPHiA DDM™ was used by 770+ healthcare institutions across the globe, including by 450 core genomic customers who used SOPHiA DDM™ to perform over 317,000 analyses.

I am exceptionally proud of the progress made in 2023, and I would like to take a moment to thank the 400+ hard-working SOPHiANs, our partners, and our investors, all of whom helped to make this success a reality.

Our six strategic pillars remain our focus for driving long-term growth. We are as confident as ever in our strategic path, and I am excited to share more detail on our 2023 progress along these pillars with you.

Accelerating adoption of SOPHiA DDM™ by landing new clinical customers

Healthcare institutions around the world continue to choose SOPHiA DDM™ for very good reasons. For example, our platform’s top analytical performance, ability to expedite turnaround time, universal compatibility (i.e., we work with all sequencer types, library prep, and technologies), and decentralized approach (i.e., customers maintain ownership of data).

By the end of 2023, we built a network of 450 core genomics customers who use SOPHiA DDM™ regularly to generate insights for patients with cancer or rare and inherited disorders.

I am thrilled to announce that we landed a record 87 new core genomic customers during 2023. This includes 35 new customers signed during Q4. These customers will implement SOPHiA DDM™ over the course of the year and are set to join our network of core genomics customers during 2024.

Growing the adoption of our platform in the US market continues to be a strong focus area as we see large potential for growth. In 2023, we delivered strong progress in this area. In 2023, US revenue grew 70% to US$9.5 million. We signed 9 new core genomic customers in the US in 2023 and were proud to welcome some of the top US cancer centers and research labs to the SOPHiA DDM™ network.

Apart from customer relationships, we also had a landmark year with our partners in the US. Namely, we continued to build our strategic partnership with Memorial Sloan Kettering. During 2023, we entered into a partnership with MSK to help them to decentralize their Liquid Biopsy test MSK-ACCESS® and their Solid Tumor test MSK-IMPACT®, and to make these tests available to healthcare institutions across the globe. We officially launched MSK-ACCESS® powered with SOPHiA DDM™ in December and have been pleased to see strong demand for this application in the market. In the US, we announced a number of new signings for MSK-ACCESS® powered with SOPHiA DDM™ and are looking forward to capitalizing on this momentum going into 2024.

Expanding usage of SOPHiA DDM™ within our existing customer base

We continue to employ a “land and expand” commercial strategy that focuses on winning new customers and then driving usage of our platform by encouraging those customers to adopt more and more SOPHiA DDM™ applications. Our offering includes an impressive suite of applications, including those for Hereditary Cancer, Hematology-Oncology, Solid Tumor, Liquid Biopsy, and Rare & Inherited Disorders.

In 2023, we continued to delight our customers, and in doing so, expand within accounts. Last year, we recorded an impressive NPS score of 75 from our core genomics users. We are incredibly proud of this achievement. We are also proud that our customers continue to adopt more applications once joining our network. As of the end of 2023, 56% of customers were using two or more applications, up from 49% a year ago. 31% of customers were using three or more applications, up from 28% a year ago. And 21% of our customers were using four or more applications, up from 17% a year ago. The continued proof of our ability to expand within existing customers exemplifies the importance of landing new customers across the globe.

Building SOPHiA DDM™’s menu of offerings

2023 was a landmark year for building our menu of offerings. I will highlight 2 major launches from 2023, including how they are already driving significant value for our customers.

First, and as mentioned previously, we launched an expanded suite of Liquid Biopsy applications in December 2023. This includes MSK-ACCESS® powered with SOPHiA DDM™. Our Liquid Biopsy applications are powered by a proprietary molecular barcoding technology named CUMIN™. CUMIN™ uses a unique approach to detecting signal from noise in samples with low input material, such as those collected for liquid biopsies, and differentiates our Liquid Biopsy application in a powerful way. For these reasons, we are excited by the application we developed, especially as we see strong demand already in the market.

The second item I would like to highlight was the launch of our multimodal module on SOPHiA DDM™, SOPHiA CarePath™. SOPHiA CarePath™ enables customers to go beyond genomics and perform longitudinal analysis of multimodal patient data (e.g., imaging data, clinical data, biological data). The multimodal capabilities of SOPHiA CarePath™ are designed to predict treatment effects of different therapy decisions in addition to allowing clinicians to perform patient cohorting and data visualization.

Leveraging SOPHiA DDM™ to provide value to our BioPharma companies

As you can imagine, the multimodal capabilities of SOPHiA CarePath™ provide differentiated value to our BioPharma customers who are willing to pay for the access to the multimodal patient data and to the predictive multimodal models which analyze them.

Towards the end of 2023, we completed a landmark project with one of our key BioPharma partners where SOPHiA CarePath™ identified a signature in subpopulations of lung cancer patients which could indicate different treatment effects for a specific drug. We continue to remain excited about these use cases for our multimodal offering and the substantial value these capabilities bring to our BioPharma customers

In addition to the value our multimodal capabilities bring to BioPharma customers, we also share a mutual interest with BioPharma companies to expand access to cancer testing across the globe. In 2023, we completed a number of partnerships with BioPharma partners where they sponsored the deployment of SOPHiA DDM™.

Our partnership with AstraZeneca has been a major proof point in this area. Last month, we announced that AZ sponsored the deployment of SOPHiA DDM’s HRD application across Spain in 2023 with resounding success. Following up on the success of this program, we also announced a new partnership with AZ to deploy MSK-ACCESS® and MSK-IMPACT® powered with SOPHiA DDM™ to customers across the globe during 2024.

Building partnerships in the ecosystem

As evidenced throughout this note, building the future of data-driven medicine is not something we can do alone. We achieved considerable momentum in 2023 by collaborating with premier leaders in our industry, further enabling our applications to reach more patients.

In 2023, we delivered significant partnerships with Memorial Sloan Kettering Cancer Center, AstraZeneca, Boundless Bio, and Microsoft, among others. We also announced partnerships with Agilent and Qiagen to deliver integrated solutions for Solid Tumors. We look forward to continuing to work with our valued partners in 2024 as we expand access to precision cancer care together.

Excelling operationally within SOPHiA GENETICS

Our final strategic pillar focuses on excelling operationally at every level within SOPHiA GENETICS. Our long-term commitment to operational excellence produces savings that have benefited both growth and margins. I’m proud to announce that our adjusted gross margin was 72% for the full year 2023 compared to 68% for 2022. Moreover, we improved cash burn by 36% in 2023 while maintaining revenue growth of over 30%.

In January of 2024, I was proud to announce our plans to achieve adjusted operating profitability in the next 2+ years. Being a sustainable company is critically important to us and the populations we serve. We have taken the required cost actions to expedite that goal and remain obsessed with capital efficiency. Based on our current trajectory, we remain confident in our ability to execute our ambitious growth plans, and we remain laser-focused on delivering sustainable growth for years to come.

Closing remarks

After a successful and unforgettable 2023, our focus shifts to the future. In 2024, we are looking forward to continuing to execute on our vision and creating value at every turn. Our six strategic pillars remain our foundation to drive growth and value creation. I am encouraged and as confident as ever about our long-term trajectory.

In closing, I’d like to thank the SOPHiANs, our passionate and dedicated employees, for their hard work and incredible contributions towards building the future of precision medicine. I’d also like to thank our partners, customers, and investors for joining us on this journey. Without you, none of this would be possible. I look forward to continuing to update you on SOPHiA GENETICS’ future success in democratizing data-driven medicine.

Sincerely,

Dr. Jurgi Camblong

Chief Executive Officer

Agenda and Proposals of the Board of Directors

1.	2023 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports

The board of directors (the Board) proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2023 be approved, and that the Auditors’ Reports be acknowledged.

Explanation: Pursuant to Swiss law and the articles of association of the Company (the AoA), the Annual General Meeting is responsible for deciding on the management report, the annual financial statements and the consolidated financial statements.

2.	Consultative Vote on the 2023 ESG Impact Summary (Sustainability Report)

The Board proposes that the ESG Impact Summary (sustainability report) for the financial year 2023 be approved (consultative vote).

Explanation: Pursuant to Swiss law and the AoA, the Board shall submit a sustainability report (report on non-financial matters). The Board will do this in the form of an Environmental, Social and Governance (ESG) Impact Summary for a consultative vote to the Annual General Meeting.

3.	Discharge of the members of the Board of Directors and the Executive Committee

The Board proposes that the members of the Board and the Executive Committee be discharged from liability for the financial year 2023.

Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting is responsible for deciding on the discharge.

4.	Appropriation of 2023 Financial Results

The Board proposes that the net loss of the Company for the financial year 2023 be carried forward as follows:

Accumulated loss on January 1, 2023	CHF 253,208,109
Net loss for the year 2023	CHF 58,130,396
Accumulated losses to be carried forward	CHF 311,338,505

Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting is responsible for deciding on the appropriation of retained earnings or net loss. The Board proposes that the net loss for the year 2023 be carried forward.

5.	Re-election of the Chair; re-election of the members of the Board of Directors

The Board proposes the re-election of Troy Cox (as Chair and member of the Board) and Jurgi Camblong, Tomer Berkovitz, Jean-Michel Cosséry, Kathy Hibbs, Didier Hirsch and Vincent Ossipow (as members of the Board) for a term of office until completion of the 2025 Annual General Meeting.

a.	Re-election of Troy Cox (as Chair and member of the Board)

b.	Re-election of Jurgi Camblong (as member of the Board)

c.	Re-election of Tomer Berkovitz (as member of the Board)

d.	Re-election of Jean-Michel Cosséry (as member of the Board)

e.	Re-election of Kathy Hibbs (as member of the Board)

f.	Re-election of Didier Hirsch (as member of the Board)

g.	Re-election of Vincent Ossipow (as member of the Board)

Explanation: The term of office for the Chair and all members of the Board expires at the end of the AGM 2024. Pursuant to Swiss law and the AoA, the Annual General Meeting is responsible for these re-elections. Lila Tretikov does not stand for re-election as a Board member.

Biographical Information: Information on the professional background of the Chair and the other current members of the Board can be found in our 2023 Annual Report.

Director Independence: The Board has affirmatively determined that each of Troy Cox, Tomer Berkovitz, Jean-Michel Cosséry, Kathy Hibbs, Didier Hirsch and Vincent Ossipow is an independent director within the meaning of applicable Nasdaq standards.

6.	Re-election of the members of the Compensation Committee

The Board proposes the re-election of Jean-Michel Cosséry, Kathy Hibbs and Vincent Ossipow as members of the Compensation Committee, each for a term of office until completion of the 2025 Annual General Meeting, subject to their re-election as members of the Board.

a.	Re-election of Kathy Hibbs

b.	Re-election of Jean-Michel Cosséry

c.	Re-election of Vincent Ossipow

Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting is responsible for these elections. The elections will be conducted on an individual basis. The Board intends to re-appoint Kathy Hibbs, if re-elected, as Chair of the Compensation Committee.

7.	Election of the Independent Proxy

The Board proposes to elect the notary firm PHC Notaires, in Lausanne/VD, Switzerland, as Independent Proxy for a term of office until the completion of the 2025 Annual General Meeting.

Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting is responsible to elect the Independent Proxy on an annual basis. The Board proposes to elect the notary firm PHC Notaires as Independent Proxy. If elected, any notary public with PHC Notaires would be able to act as Independent Proxy.

8.	Re-election of the Statutory Auditors

The Board proposes to re-elect PricewaterhouseCoopers SA (CHE-497.306.752), in Pully/VD, Switzerland, as the Company’s statutory auditors for the financial year 2024.

Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting is responsible to elect the statutory auditors.

9.	Approval of the Compensation of the Board of Directors and the Executive Committee

a.	Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2025 Annual General Meeting

The Board proposes to approve a maximum aggregate amount of compensation for the members of the Board of USD 1,942,600 for the period from the AGM 2024 to the 2025 Annual General Meeting.

Explanation: Pursuant to Swiss law and the AoA, the aggregate amount of compensation of the Board is to be submitted to a binding vote by the Annual General Meeting. The compensation for the Board and its committees is comprised of cash board fees and participation in the Company’s long-term equity incentive plan. The current Board consists of eight members (two of whom do not receive compensation as Board members). The proposed amount of compensation is the same amount as approved by the 2023 Annual General Meeting and reflects the total amount for six paid members of the Board and provides a cushion to facilitate new appointments and potential replacements or additions throughout the year in accordance with the Company’s directors’ compensation policy. The Board intends to re-evaluate the Board compensation for the subsequent period ahead of the 2025 Annual General Meeting. Additional information on the compensation of the Board can be found in the 2023 Compensation Report.

b.	Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2025

The Board proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 2,851,310 for the financial year 2025.

Explanation: Pursuant to Swiss law and the AoA, the aggregate amount of fixed compensation of the Executive Committee is to be submitted to a binding vote by the Annual General Meeting. The fixed compensation for the six members of the Executive Committee is comprised of annual salary, excluding social security and pension contributions, paid by the Company. The proposed amount reflects a total increase of up to 15% and is intended to provide for merit increases, as well as to compensate for inflation and to cover exchange rate fluctuations for compensation paid in CHF to the Swiss-based members of the Executive Committee.

c.	Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2024

The Board proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 14,500,000 for the current financial year 2024.

Explanation: Pursuant to Swiss law and the AoA, the aggregate amount of variable compensation of the Executive Committee is to be submitted to a binding vote by the Annual General Meeting. The variable compensation for the six members of the Executive Committee is comprised of annual cash bonus payments and participation in the Company’s long-term equity incentive plan, including stock options and RSUs.

d.	Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2023

The Board proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 12,189,800 for the financial year 2023.

Explanation: In 2023 the General Assembly approved a maximum aggregate amount of variable compensation of the Executive Committee for the financial year 2023 of USD 12,000,000. Due to over-achievement of performance objectives by certain members of the Executive Committee, currency exchange rate effects, share price volatility and a clerical error, the previously approved maximum variable compensation is not sufficient to fulfill the compensation obligations. It is therefore proposed to increase the maximum variable compensation for the members of the Executive Committee for 2023 from USD 12,000,000 to USD 12,189,800.

10.	Amendments to the Articles of Association

Explanations of the proposed amendments to the AoA by the Board can be found below under each respective agenda item.

a.	Capital Range (or Band)

The Board proposes to amend Article 4a of the AoA (Capital Range) in order to extend the term of the capital range and, accordingly, to replace Article 4a para. 1 of the AoA by the following provision (amendments are in bold and underlined; rest remains unchanged):

“The Company has a capital range ranging from CHF 3,319,908.20 (lower limit) to CHF 4,979,862.30 (upper limit). The Board of Directors shall be authorized within the capital range to increase or reduce the share capital once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until June 24, 2029 or until an earlier expiry of the capital range. The capital increase or reduction may be effected by issuing up to 33,199,082 fully paid-in registered shares with a par value of CHF 0.05 each and cancelling up to 33,199,082 registered shares with a par value of CHF 0.05 each, as applicable, or by increasing or reducing the par value of the existing shares within the limits of the capital range or by simultaneous reduction and re-increase of the share capital.”

“La Société dispose d'une marge de fluctuation du capital allant de CHF 3'319'908.20 (limite inférieure) à CHF 4'979'862.30 (limite supérieure). Le Conseil d'Administration peut dans les limites définies de la marge de fluctuation, et ce jusqu'au 24 juin 2029 ou jusqu'à l'expiration anticipée de la marge de fluctuation, augmenter ou réduire le capital-actions en une ou plusieurs fois, de quelque montant que ce soit, ou acquérir ou aliéner des actions directement ou indirectement. L'augmentation ou la réduction du capital peut se faire par l'émission de jusqu'à 33'199'082 actions nominatives d'une valeur nominale de CHF 0.05 chacune, qui doivent être intégralement libérées, respectivement l'annulation de jusqu'à 33'199'082 actions nominatives d'une valeur nominale de CHF 0.05 chacune, ou par une augmentation ou une réduction, dans les limites de la marge de fluctuation, de la valeur nominale des actions nominatives existantes ou encore par une réduction et une nouvelle augmentation simultanées.”

Explanation: The proposed amendments in Article 4a para. 1 of the AoA aims at extending the term of the capital range until June 24, 2029, which is currently scheduled to expire on June 26, 2028. In 2023, the General Assembly decided to replace the authorized share capital of the Company, which is no longer permitted under Swiss law, by a capital range. Additional information can be found in the 2023 Invitation to the General Meeting. Those amendments require the approval of two-thirds of the shares represented at the Annual General Meeting.

b.	Conditional Share Capital

The Board proposes to amend Article 4b of the AoA (Conditional Share Capital for Employee Participation) in order to increase the total amount of the conditional share capital and, accordingly, to replace Article 4b para. 1 of the AoA by the following provision (amendments are in bold and underlined; rest remains unchanged):

“The share capital may be increased in an amount not to exceed CHF 903,076.40 through the issuance of up to 18,061,528 fully paid in registered shares with a par value of CHF 0.05 per share through the direct or indirect issuance of shares, or through the exercise or mandatory exercise of rights to acquire shares or through obligations to acquire shares that were granted to or imposed on members of the Board of Directors (or equivalent corporate body), members of the executive management, employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies.”

“Le capital-actions peut être augmenté d'un montant maximum de CHF 903'076.40 par l'émission de 18'061'528 actions nominatives au plus, d'une valeur nominale de CHF 0.05 chacune, qui doivent être intégralement libérées, par l'émission directe ou indirecte d'actions ou par l'exercice ou l'exercice obligatoire de droits de souscription d'actions ou par des obligations d'acquisition d'actions accordées ou imposées à des membres du conseil d'administration (ou d'un organe équivalent), des membres de la direction, des employés, des co-contractants ou des consultants de la Société ou de l'une des sociétés du groupe, ou d'autres personnes exerçant des services au bénéfice de la Société ou de l'une des sociétés du groupe.”

Explanation: The proposed amendments in Article 4b para. 1 of the AoA cover the annual 5% evergreen top-up provided in the Company’s 2021 Equity Incentive Plan and will further serve to grant equity securities to the persons mentioned in Article 4b para. 1 of the AoA in view of incentivizing them to contribute to the Company's success and long-term business value. The Company does not plan to change its equity-linked compensation practice based on the updated wording of Article 4b of the AoA. Those amendments require the approval of two-thirds of the shares represented at the Annual General Meeting.

Organizational Information

1.	Annual Report

The Annual Report for the financial year 2023 (including the 2023 Management Report, the Consolidated Financial Statements, the Annual Financial Statements, the Compensation Report, and the Auditors’ Reports) is available electronically as from the date of this AGM 2024 invitation (the Notice) on the Company’s website at https://ir.sophiagenetics.com/events/event-details/2024-annual-general-meeting. The Annual Report will be mailed on request free of charge to any shareholder.

2.	Eligibility to Vote

Shareholders registered as shareholders with voting rights in the share register maintained by our transfer agent, Computershare Trust Company N.A. (Computershare), as of May 2, 2024, at 4:00 p.m. New York time (the Record Date), will be entitled to vote at the AGM 2024. Shareholders who sell their shares prior to the AGM 2024 will not be able to vote. Shareholders who purchase shares between the Record Date and the conclusion of the AGM 2024 will not be able to vote those shares at the AGM 2024.

The AoA provide that, if an individual or legal entity acquires shares and, as a result, directly or indirectly, has (alone or in concert with other parties) voting rights with respect to more than 15% of the share capital recorded in the Commercial Register, the shares exceeding the 15% limit shall be entered in the share register as shares without voting rights. If shares are being held by a nominee for third-party beneficiaries that control (alone or together with third parties) voting rights with respect to more than 15% of the share capital, the Board may cancel the registration of the shares with voting rights held by such nominee in excess of the 15% limit. Shareholders who held more than 15% prior to our initial public offering remain registered with voting rights for such shares.

These restrictions on registration or voting do not impact the trading of shares before, during or after the AGM 2024.

3.	AGM 2024 Notice and Voting Materials

Shareholders registered as shareholders with voting rights in the share register on the Record Date (Holders of Record) will receive the Notice directly from Computershare, with access information for the Computershare portal, by which Holders of Record may request a copy of the Notice and/or give voting instructions and authorization to the Independent Proxy, Mr. Alain Légeret, notary public, Lausanne/VD, Switzerland, as well as information on voting by mail, and/or request an admission card.

Shareholders holding their shares on the Record Date through their broker or bank (Street Name Holders) are unknown to the Company or Computershare. Street Name Holders should be able to vote on the portal designated by their broker or bank. Street Name Holders will only be able to give instructions and authorization to the Independent Proxy via the portal designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so.

Shareholders may order a copy of the Notice, a proxy card and an admission card as indicated in the Notice. The Notice can also be accessed at https://ir.sophiagenetics.com/events/event-details/2024-annual-general-meeting.

4.	Proxy/Voting

Holders of Record

The Company recommends that Holders of Record give voting instructions and authorization to the Independent Proxy electronically through the Computershare portal with the individual shareholder number (QR Code). To do so, Holders of Record should follow the instructions given in and with the Notice.

Holders of Record may also give voting instructions and authorization to the Independent Proxy through Computershare by mail, using a proxy card. Holders of Record may order a copy of the Notice, a proxy card and an admission card as indicated in the Notice. Holders of Record who have ordered a proxy card and who would like to give voting instructions and authorization to the Independent Proxy should send their filled-out and signed proxy card to Computershare at the following address:

Proxy Services
c/o Computershare Investor Services
PO Box 505008
Louisville, KY 40233-9814
United States of America

Electronic voting instructions and proxy cards must be received by Computershare no later than June 20, 2024, at 11:59 p.m. [23:59] EDT / June 21, 2024, at 5:59 a.m. [05:59] CEST. Once received by Computershare, voting instructions may not be changed by the shareholders. Should Computershare receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account.

Holders of Record may also attend the AGM 2024 in person or arrange to be represented by another shareholder with the right to vote, in each case using the admission card or proxy card they may request via Computershare. To do so, Holders of Record should follow the instructions given in the Notice. The Company recommends that Holders of Record who plan to attend the AGM 2024 nevertheless give voting instructions and authorization to the Independent Proxy as set out above.

Holders of Record who plan to attend the AGM 2024 in person need to present their notice or their admission card and a valid government-issued proof of identity at the AGM 2024 venue. Such Holders of Record are urged to arrive at the AGM 2024 venue no later than 1:30 p.m. [13:30] CEST on Monday, June 24, 2024.

Street Name Holders

Street Name Holders who would like to give voting instructions and authorization to the Independent Proxy electronically should follow the instructions of their broker or bank or its designated agent and should use the portal designated by their broker or bank. Street Name Holders should observe the deadlines to submit voting instructions and authorizations that are set in the instructions of their broker or bank or its designated agent.

5.	Leaving the AGM 2024 Early

To enable the Company to determine attendance correctly, any shareholder leaving the AGM 2024 early or temporarily will be requested to present their proxy card upon exit.

Contact Address

SOPHiA GENETICS SA

La Pièce 12,

1180 Rolle/VD

Switzerland

Investor Relations:
Kellen Sanger, Head of Investor Relations

Phone: +1 770 655 4729
ir@sophiagenetics.com

https://www.sophiagenetics.com/

Rolle, May 15, 2024

SOPHiA GENETICS SA

For the Board of Directors

Troy Cox Chair of the Board of Directors

Appendix to the Invitation to the SOPHiA GENETICS SA 2024 Annual General Meeting

Additional information for the vote on the proposed amendments to the Articles of Association of SOPHiA GENETICS SA (AoA)

1.	Introduction

This Appendix provides our shareholders with information regarding the proposed amendments our the AoA submitted for a vote at the SOPHiA GENETICS SA (Nasdaq SOPH) 2024 Annual General Meeting (AGM 2024).

The proposed amendments to the AoA under Swiss law relate to (i) the extension of the term of the capital range, which replaced the authorized share capital of the Company as decided by the Annual General Meeting in 2023, and (ii) the increase of the total amount of the Company’s conditional share capital. We believe the proposed amendments to our AoA are beneficial to the Company and our shareholders.

Please note that this Appendix highlights the proposed new wordings of the AoA which shall form part of the invitation to the AGM 2024 by way of reference. Only amended sections and paragraphs to the AoA are submitted to a vote at this AGM 2024. Unchanged parts of the AoA shall remain in force and effect.

2.	Proposed amendments to the Articles of Association

a.	Capital Range

The Board of Directors proposes the following amendments to Article 4a of the AoA:

Current Article 4a	Proposed Amendments to Article 4a
Article 4a Capital Range "(1) The Company has a capital range ranging from CHF 3,319,908.20 (lower limit) to CHF 4,979,862.30 (upper limit). The Board of Directors shall be authorized within the capital range to increase or reduce the share capital once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until June 26, 2028 or until an earlier expiry of the capital range. The capital increase or reduction may be effected by issuing up to 33,199,082 fully paid-in registered shares with a par value of CHF 0.05 each and cancelling up to 33,199,082 registered shares with a par value of CHF 0.05 each, as applicable, or by increasing or reducing the par value of the existing shares within the limits of the capital range or by simultaneous reduction and re-increase of the share capital. […]"

Article 4a Capital Range

"(1) The Company has a capital range ranging from CHF 3,319,908.20 (lower limit) to CHF 4,979,862.30 (upper limit). The Board of Directors shall be authorized within the capital range to increase or reduce the share capital once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until June 24~~26~~, 2029~~2028~~ or until an earlier expiry of the capital range. The capital increase or reduction may be effected by issuing up to 33,199,082 fully paid-in registered shares with a par value of CHF 0.05 each and cancelling up to 33,199,082 registered shares with a par value of CHF 0.05 each, as applicable, or by increasing or reducing the par value of the existing shares within the limits of the capital range or by simultaneous reduction and re-increase of the share capital.

[…]"

b.	Conditional Share Capitals

The Board of Directors proposes the following amendments to Article 4b of the AoA:

Current Article 4b	Proposed Amendments to Article 4b

Article 4b – Conditional share capital for employee participation

"(1) The share capital may be increased in an amount not to exceed CHF 740,000 through the issuance of up to 14,800,000 fully paid in registered shares with a par value of CHF 0.05 per share through the direct or indirect issuance of shares or through the exercise or mandatory exercise of rights to acquire shares or through obligations to acquire shares that were granted to or imposed on members of the Board of Directors (or equivalent corporate body), members of the executive management, employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies.

[…]”

Article 4b – Conditional share capital for employee participation

"(1) The share capital may be increased in an amount not to exceed CHF 903,076.40 ~~740,000~~ through the issuance of up to 18,061,528 ~~14,800,000~~ fully paid in registered shares with a par value of CHF 0.05 per share through the direct or indirect issuance of shares or through the exercise or mandatory exercise of rights to acquire shares or through obligations to acquire shares that were granted to or imposed on members of the Board of Directors (or equivalent corporate body), members of the executive management, employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies.

[…]"

Reconciliation of IFRS to Non-IFRS Financial Measures

SOPHiA GENETICS SA

Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth

and Constant Currency Revenue Growth Excluding COVID-19-Related Revenue

(Amounts in USD thousands, except for %)

(Unaudited)

	Year ended December 31,
	2023	2022	Growth
IFRS revenue	$62,371	$47,560	31%
Current period constant currency impact	(527)	—	—
Constant currency revenue	$61,844	$47,560	30%
COVID-19-related revenue	(319)	(1,080)	—
Constant currency impact on COVID-19-related revenue	2	—	—
Constant currency revenue excluding COVID-19-related revenue	$61,527	$46,480	32%

SOPHiA GENETICS SA

Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin

(Amounts in USD thousands, except percentages)

(Unaudited)

	Year ended December 31,
	2023	2022
Revenue	$62,371	$47,560
Cost of revenue	(19,458)	—
Gross profit	$42,913	$31,254
Amortization of capitalized research & development expenses(1)	2,099	1,133
Adjusted gross profit	$45,012	$32,387
Gross profit margin	69%	66%
Amortization of capitalized research & development expenses(1)	3%	2%
Adjusted gross profit margin	72%	68%

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)       Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.

Cautionary Notice Regarding Forward-Looking Statements

This invitation contains statements that constitute forward-looking statements. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy, and technology, as well as plans and objectives of management for future operations are forward-looking statements. Many forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2023 (our “20-F 2023") and in our other Securities and Exchange Commission (“SEC”) filings. These forward-looking statements include, among others:

•	our expectations regarding our revenue, gross margin, expenses, other operating results and cash usage, including statements relating to the portion of our remaining performance obligation that we expect to recognize as revenue in future periods;

•	our plans regarding further development of our SOPHiA DDMTM Platform and related products and solutions, which we collectively refer to as “SOPHiA DDM Platform” in our 20-F 2023, and its expansion into additional features, applications and data modalities;

•	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements, future revenues, expenses, reimbursement rates and needs for additional financing;

•	our expectations regarding the market size for our platform, applications, products, and services and the market acceptance they will be able to achieve;

•	our expectations regarding changes in the healthcare systems in different jurisdictions, in particular with respect to the manner in which electronic health records are collected, distributed and accessed by various stakeholders;

•	the timing or outcome of any domestic and international regulatory submissions;

•	impact from future regulatory, judicial, and legislative changes or developments in the United States and foreign countries;

•	our ability to acquire new customers and successfully engage and retain customers;

•	the costs and success of our marketing efforts, and our ability to promote our brand;

•	our ability to increase demand for our applications, products, and services, obtain favorable coverage and reimbursement determinations from third-party payors and expand geographically;

•	our expectations of the reliability, accuracy and performance of our applications, products, and services, as well as expectations of the benefits to patients, medical personnel and providers of our applications, products and services;

•	our expectations regarding our ability, and that of our manufacturers, to manufacture our products;

•	our efforts to successfully develop and commercialize our applications, products, and services;

•	our competitive position and the development of and projections relating to our competitors or our industry;

•	our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;

•	our ability to obtain, maintain, protect and enforce intellectual property protection for our technology, applications, products, and services, and the scope of such protection;

•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties;

•	our ability to attract and retain qualified key management and technical personnel; and

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) and a foreign private issuer.

These forward-looking statements speak only as of the date of this invitation discussion and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section of our 20-F 2023 and our other SEC filings. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should read this invitation with the understanding that our actual future results may be materially different from what we expect.